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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We consent to the inclusion in this annual report on Form 40-F of:

—
our Report of Independent Registered Public Accounting Firm dated March 28, 2011 on the consolidated balance sheets of Taseko Mines Limited (the “Company") and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years ended December 31, 2010 and 2009 and the fifteen-month period ended December 31, 2008; and

—	our Report of Independent Registered Public Accounting Firm dated March 28, 2011 on the Company’s internal control over financial reporting as of December 31, 2010 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2010.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-169469) on Form F-10 of the Company.

As discussed in Note 3(a) to the consolidated financial statements, the Company has adopted CICA Handbook Section 3055, Interests in Joint Ventures.

//s// KPMG LLP

Chartered Accountants

March 28, 2011
Vancouver, Canada

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